Exhibit 99.1

news release
Encana agrees to sell two Cutbank Ridge natural gas
processing plants for C$920 million
Non-core asset sales announced in 2011 provide proceeds of about US$3.5 billion
Calgary, Alberta (December 7, 2011) — Encana Corporation (TSX & NYSE: ECA) has reached an agreement to sell two natural gas processing plants servicing the Cutbank Ridge area to Veresen Inc. (TSX: VSN) for approximately C$920 million. The sale includes Encana’s 100 percent interest in its Steeprock plant in northeast British Columbia and its Hythe plant in northwest Alberta, along with compression and associated gathering pipelines.
“This sale agreement marks the conclusion of the major components in our 2011 divestiture program, which, upon closing of all transactions, will result in proceeds of about US$3.5 billion. Although not all of our announced transactions will be completed this year, the expected proceeds will help us achieve our 2011 target range for net divestitures of between $1 billion and $2 billion. Further, the transactions that are expected to close after year-end will give us a solid start on our 2012 divestiture program, which will be part of our 2012 capital investment program announcement in the first quarter. Proceeds from these non-core asset sales are expected to supplement cash flow generation, strengthen the company’s balance sheet and provide financial flexibility,” said Randy Eresman, Encana’s President & Chief Executive Officer.
Redirecting strong midstream asset valuations towards growing liquids production
“This divestiture of two Cutbank Ridge natural gas processing plants unlocks midstream value that we can profitably reinvest in our core business of developing natural gas and growing liquids production. This year, we invested about $770 million in future growth opportunities, primarily aimed at building a strong portfolio of liquids-rich lands that now totals more than 2.1 million net acres in Alberta, Colorado, Mississippi, Louisiana and Michigan. We are exploring diversified geological opportunities by drilling about a dozen wells on these highly prospective liquids-rich lands. This ambitious exploration program will help us define and focus our organic liquids growth potential in a variety of Canadian and U.S. basins, and it goes well beyond our previously announced plan to grow natural gas liquids extraction to an estimated 80,000 barrels per day in 2015 from our established natural gas resource plays. Across our North American resource portfolio in 2012, we will continue to focus on our highest return projects and we plan to direct a greater portion of our capital investment to grow our oil and natural gas liquids production,” Eresman said.
Key Encana non-core asset divestitures announced in 2011

	Date		Price
Divested Assets	Announced	Status	(US$MM)
Fort Lupton natural gas plant — Colorado	January	Closed	300
Piceance midstream — Colorado	September	Closed	590
Cabin natural gas plant — British Columbia	October	Expected close Q4 2011	215
North Texas producing properties — Texas	November	Expected close Q4 2011	975
Cutbank Ridge natural gas plants — B.C., Alberta	December	Expected close Q1 2012	910
Others			470
Total non-core divestiture proceeds			3,460
Acquisitions/Investments			(770)
Net proceeds			2,690
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted.

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The Cutbank Ridge midstream assets include approximately 516 million cubic feet per day (MMcf/d) of natural gas processing capacity from the Hythe and Steeprock natural gas processing plants and approximately 370 kilometres of pipelines. The Steeprock plant is located approximately 50 kilometres south of Dawson Creek, B.C. and about 10 kilometres west of the Hythe plant, located in Alberta. As part of Encana’s midstream divestiture approach, Encana has entered into a competitive, long-term gathering and processing fee agreement with the new owner on terms that provide cost stability for the company’s ongoing natural gas development in Cutbank Ridge and will help Encana efficiently deliver natural gas and liquids to market. This midstream asset sale is subject to regulatory approvals and normal closing conditions. It is expected to close in the first quarter of 2012. RBC Capital Markets and Jefferies & Company, Inc. advised Encana on this transaction.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of resource plays producing natural gas and natural gas liquids in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected proceeds of the sale of the Cutbank Ridge natural gas processing plants and the expected closing date of that transaction; the expected proceeds and closing dates for the sale of the Cabin and Cutbank Ridge natural gas plants and the North Texas producing properties; and the ability to grow the company’s oil and natural gas liquids production, including by 2015; use of proceeds from the divestitures; the potential success of the company’s exploration program on liquids-rich lands; the potential benefits of a long-term gathering and processing fee agreement and the ability of the company to achieve its 2011 target for net divestitures. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not successfully divest particular assets and within the expected date; the risk that the potential benefits of these transactions will not be realized; the risk that the required regulatory approvals may not be obtained; the risk that the company is unable to meet the targets in its 2011 guidance; the risk that the company may not conclude potential joint venture arrangements with others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; risk that target supply cost for 2011 and in the next few years will not be met; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors

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is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799
ECA
SOURCE: Encana Corporation

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